                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                   FORM 6-K
                                   --------


                           Report of Foreign Issuer

                   Pursuant to Rule 13a-16 or 15d-16 of the
                        Securities Exchange Act of 1934

                             ASAT Holdings Limited
                             ---------------------
            (Exact name of Registrant as specified in its Charter)

                                  14th Floor
                                138 Texaco Road
                          Tsuen Wan, New Territories
                                   Hong Kong
                   (Address of Principal Executive Offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                        Form 20-F  X         Form 40-F
                                  ---

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes                       No X
                            --                       --

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________________.

         This report contains (i) Condensed Consolidated Financial Statements,
(ii) a Management's Discussion and Analysis of Financial Condition and Results of Operations for the three months and nine months ended January 31, 2001, and
(iii) other information, and is being made pursuant to Section 4.8 of the Indenture, dated as of October 29, 1999, by and between ASAT (Finance) LLC, a Delaware limited liability company (the "Company"), ASAT Holdings Limited and its subsidiaries referred to therein as guarantors, and The Chase Manhattan Bank, as trustee.

                               TABLE OF CONTENTS

Part I   Financial Information
------------------------------

Item 1   Financial Statements

         Condensed Consolidated Balance Sheets as of April 30, 2000 and January 31, 2001.......................   1

         Condensed Consolidated Statements of Operations and Comprehensive Income
             for the three months and nine months ended January 31, 2000 and 2001..............................   2

         Condensed Consolidated Statements of Cash Flows for the three months and nine months
             ended January 31, 2000 and 2001...................................................................   4

         Notes to Condensed Consolidated Financial Statements..................................................   6

Item 2   Management's Discussion and Analysis of Financial Condition and Results of Operations
             for the three months and nine months ended January 31, 2000 and 2001..............................   8

Part II  Other Information
--------------------------

Item 1   Legal Proceedings.....................................................................................  17

Signature    ..................................................................................................  18


All financial information in this report on Form 6-K is in United States dollars, which are referred to as "Dollars" and "$".

                             ASAT HOLDINGS LIMITED

                     CONDENSED CONSOLIDATED BALANCE SHEETS
                   AS OF APRIL 30, 2000 AND JANUARY 31, 2001
                                (In thousands)

                                                                                                    April 30,     January 31,
                                                                                                      2000           2001
                                                                                                      ----           ----
                                                                                                                  (Unaudited)
ASSETS
Current assets:
  Cash and cash equivalents.............................................................            $ 10,892        $96,939
  Accounts receivable-trade (net of allowance for doubtful accounts
    of $290 and $178 at April 30, 2000 and January 31, 2001, respectively)..............              40,566         29,165
  Inventories (Note 3)..................................................................              23,302         32,490
  Prepaid expenses and other current assets.............................................              10,911         15,517
                                                                                                    --------       --------
  Total current assets..................................................................              85,671        174,111
Property, plant and equipment, net of accumulated depreciation..........................             166,461        252,886
Option to acquire ASAT, S.A., at cost...................................................              20,000              -
Deferred charges........................................................................              10,907          4,909
Noncompete covenants, net...............................................................                 442              -
                                                                                                    --------       --------
  Total assets..........................................................................            $283,481       $431,906
                                                                                                    ========       ========

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Short-term bank borrowings............................................................           $   9,000 $            -
  Current portion of other long-term debt...............................................               5,000            324
  Accounts payable......................................................................              24,549         20,836
  Accrued liabilities...................................................................               6,155         11,634
  Income taxes payable..................................................................              12,847              -
  Amount due to QPL Group...............................................................               5,300          2,268
  Amount due to a related company.......................................................                 297            317
                                                                                                    --------       --------
  Total current liabilities.............................................................              63,148         35,379
Deferred income taxes...................................................................              21,992         30,019
12.5% Senior notes due 2006.............................................................             149,217         97,420
Other long-term debt....................................................................              35,000              -
Shareholders' equity:
  Common stock..........................................................................               5,760          6,760
   Treasury stock ......................................................................                   -             (4)
  Additional paid-in capital ...........................................................              12,457        232,819
  (Accumulated deficit)/Retained earnings...............................................              (4,093)        29,513
                                                                                                    --------       --------
  Total shareholders' equity............................................................              14,124        269,088
                                                                                                    --------       --------
  Total liabilities and shareholders' equity............................................            $283,481       $431,906
                                                                                                    ========       ========

                             ASAT HOLDINGS LIMITED

                CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
               AND COMPREHENSIVE INCOME FOR THE THREE MONTHS AND
                  NINE MONTHS ENDED JANUARY 31, 2000 AND 2001
                                  (Unaudited)
                       (In thousands, except share data)

                                                                 Three months ended             Nine months ended
                                                                 ------------------             -----------------
                                                            January 31,     January 31,     January 31,    January 31,
                                                                2000           2001             2000          2001
                                                                ----           ----             ----          ----
Net sales:
  - Third parties......................................    $      83,688   $     84,386   $      228,299  $   291,549
  - QPL Group..........................................                -              -              101            -
                                                           -------------   ------------   --------------  -----------

Total net sales........................................           83,688         84,386          228,400      291,549
                                                           -------------   ------------   --------------  -----------

Cost of sales:
  - Purchases from QPL Group and other related party...           10,193         14,169           39,361       46,673
  - Other costs........................................           42,982         45,244          103,802      147,696

                                                           -------------   ------------   --------------  -----------
Total cost of sales....................................           53,175         59,413          143,163      194,369
                                                           -------------   ------------   --------------  -----------
Gross profit...........................................           30,513         24,973           85,237       97,180
                                                           -------------   ------------   --------------  -----------

Operating expenses:
  Selling, general and administrative..................            4,803          9,282           18,919       26,501
  Research and development.............................            1,168          1,493            3,507        4,444
  Non recurring charges for obsolete equipment                    12,340              -           12,340            -

                                                           -------------   ------------   --------------  -----------

Total operating expenses...............................           18,311         10,775           34,766       30,945
                                                           -------------   ------------   --------------  -----------

Income from operations.................................           12,202         14,198           50,471       66,235
Other (expense) income, net............................              322          1,757              246        4,957
Interest expense:
  - amortization of deferred charges...................             (447)          (214)            (461)        (902)
  - third parties......................................           (6,176)        (3,430)          (9,640)     (13,745)
  - QPL Group..........................................                -              -           (2,404)           -
Recapitalization costs.................................             (134)             -           (6,627)           -

                                                           -------------   ------------   --------------  -----------
Income before income taxes and extraordinary charge....            5,767         12,311           31,585       56,545
Provision for income taxes.............................           (1,332)        (1,598)          (6,788)      (9,813)
                                                           -------------   ------------   --------------  -----------

Income before extraordinary charge.....................            4,435         10,713           24,797       46,732
Extraordinary charge on early extinguishment of debt
  (net of income tax benefit $1,108 for the nine months
    ended January 31, 2001) (Note 4)...................                -              -                -      (13,126)
                                                           -------------   ------------   --------------  -----------

Net income and comprehensive income....................            4,435         10,713           24,797       33,606
                                                           =============   ============   ==============  ===========

                             ASAT HOLDINGS LIMITED
                CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                           AND COMPREHENSIVE INCOME
                     FOR THE THREE MONTHS AND NINE MONTHS
                  ENDED JANUARY 31, 2000 AND 2001 - Continued

                                  (Unaudited)
                       (In thousands, except share data)

                                                            Three months ended                  Nine months ended
                                                            ------------------                  -----------------
                                                       January  31,    January 31,         January  31,    January 31,
                                                           2000           2001                 2000           2001
                                                           ----           ----                 ----           ----
Net income per ordinary share:
  Basic:
  Income before extraordinary charge...........      $       0.01       $      0.02         $      0.04      $      0.07
  Extraordinary charge.........................                 -                 -                   -            (0.02)

                                                     ------------       -----------         -----------      -----------
Net income.....................................      $       0.01       $      0.02         $      0.04             0.05

                                                     ------------       -----------         -----------      -----------

Basic weighted average number of ordinary
  shares outstanding...........................       576,000,000       675,987,391         576,000,000      649,184,203
                                                     ------------       -----------         -----------      -----------

Net income per ADS :
  Basic:
    Income before extraordinary charge.........      $       0.04       $      0.08         $      0.22      $      0.36
    Extraordinary charge.......................                 -                 -                   -            (0.10)
                                                     ------------       -----------         -----------      -----------
  Net income...................................      $       0.04       $      0.08         $      0.22      $      0.26
                                                     ------------       -----------         -----------      -----------

Basic weighted average number of ADSs
   outstanding.................................       115,200,000       135,197,478         115,200,000      129,836,841
                                                     ------------       -----------         -----------      -----------

The dilutive earnings per share and ADS are the same as the basic earnings per share and ADS for the three months ended January 31, 2001 and the nine months ended January 31, 2001.

The extraordinary charge of $13.1 million for the nine months ended January 31, 2001 consisted of the redemption premium and a non-cash charge of approximately $5 million of unamortized deferred charges and was net of income tax benefit of approximately $2 million.

                             ASAT HOLDINGS LIMITED

                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
     FOR THE THREE MONTHS AND NINE MONTHS ENDED JANUARY 31, 2000 AND 2001
                                  (Unaudited)
                                (In thousands)

                                                                       Three months ended             Nine months ended
                                                                       ------------------             -----------------
                                                                   January 31,   January  31,       January 31,   January  31,
                                                                      2000           2001               2000          2001
                                                                      ----           ----               ----          ----
Operating activities:
  Net income....................................................     $  4,435   $   10,713         $  24,797      $  33,606
  Adjustments to reconcile net income to net cash
      provided by operating activities:
      Depreciation and amortization:
         Property, plant and equipment and noncompete covenants.        6,351        8,652            18,727         23,446
         Deferred charges and debt discount.....................          673          357               687          1,427
      Deferred income taxes.....................................       (1,973)       1,675            (1,494)         8,027
      Loss (gain) on disposal of property, plant and equipment..            4          (28)              607           (388)
      Loss on disposal of marketable securities.................            -            -               156              -
      Non recurring charges for obsolete equipment..............       12,340            -            12,340              -
      Deferred charges written off..............................            -            -                 -          5,496
      Cost incurred by QPL Group on behalf of ASAT.............             -            -               701              -
      Provision for doubtful debts..............................          801         (125)              801           (106)
      Cost incurred by ASAT Group on behalf of ASAT SA..........            -         (201)                -           (201)
      Others....................................................           44            -                 -              -
Changes in operating assets and liabilities:....................
  Accounts receivable-trade.....................................       (6,197)      13,414            (4,257)        11,895
  Inventories...................................................       (2,838)      (1,784)           (4,455)        (6,360)
  Prepaid expenses and other current assets.....................       (4,016)         791            (4,610)        (1,322)
  Accounts payable..............................................       (1,631)      (1,232)            2,440         (9,606)
  Accrued liabilities...........................................          248           59             4,016          3,942
  Amount due to a related company...............................          (87)        (255)              286             20
  Income taxes payable..........................................        3,304      (12,345)            8,282        (12,847)
                                                                      -------      -------           -------        -------
    Net cash provided by operating activities...................       11,458       19,691            59,024         57,029
                                                                      -------      -------           -------        -------

Investing activities:
  Acquisition of property, plant and equipment..................      (14,167)     (25,882)          (29,792)       (93,996)
  Proceeds from sale of property, plant and equipment...........          413           24             5,436            652
  Options to acquire ASAT S.A...................................            -            -           (20,000)             -
  Acquisition of a subsidiary, net cash inflow..................            -        5,930                 -          5,930
  Sale proceeds of marketable securities........................            -            -               119              -
  Decrease in restricted cash...................................            -            -               665              -
                                                                      -------      -------           -------        -------
    Net cash used in investing activities.......................      (13,754)     (19,928)          (43,572)       (87,414)
                                                                      -------      -------           -------        -------
Financing activities:
  Proceeds from initial public offerings, net of expenses.......            -            -                 -        222,001
  Issue of shares...............................................            -            -               120              -
  Issue of 12.5% senior notes due 2006..........................            -            -           151,502              -
  35% redemption of 12.5% senior notes due 2006.................            -            -                 -        (52,321)
  Increase in other long-term debt..............................            -            -            40,000              -
  Repayment of other long-term debt.............................          (51)           -           (39,399)       (40,000)
  Net increase (decrease) in short-term bank borrowings.........        2,665            -           (42,208)        (9,000)
  Net increase (decrease) in other amounts due to QPL Group.....        4,620       (2,820)            5,097         (3,406)
  Dividend paid to QPL .........................................            -            -          (101,374)             -
  Deferred charges..............................................         (375)        (128)          (11,359)          (400)
  Repurchase of Shares..........................................            -         (442)                -           (442)
  Proceeds from accounts receivable financing...................            -            -            40,221              -
  Repayment under accounts receivable financing.................            -            -           (47,709)             -
                                                                      -------      -------           -------        -------
    Net cash provided by (used in) financing activities.........        6,859       (3,390)           (5,109)       116,432
                                                                      -------      -------           -------        -------

Net increase (decrease) in cash and cash equivalents............        4,563       (3,627)           10,343         86,047
Cash and cash equivalents at beginning of the period............        7,189      100,566             1,409         10,892
                                                                      -------      -------           -------        -------
Cash and cash equivalents at end of the period..................  $    11,752      $96,939       $    11,752        $96,939
                                                                      =======      =======           =======        =======

                             ASAT HOLDINGS LIMITED
                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE MONTHS AND NINE MONTHS ENDED JANUARY 31, 2000 AND 2001--continued
                                  (Unaudited)
                                (In thousands)

                                                                        Three months ended         Nine months ended
                                                                    -------------------------- --------------------------
                                                                     January 31,  January 31,  January 31,  January 31,
                                                                        2000          2001         2000         2001
                                                                    ------------- ------------ ------------ -------------
Supplemental disclosure of cash flow information:
  Cash paid during the period for:...............................
    Interest.....................................................            $412            -       $6,352       $9,791
    35% redemption of 12.5% senior notes due 2006,-..............               -            -            -       61,031
    including $6,781 charged related primarily to                               -       12,009            -       13,799
    premium for early redemption and associated fees
    Income taxes.................................................
Acquisition of a Subsidiary:
Net assets acquired:
    Cash & cash equivalents......................................               -         4162            -         4162
    Accounts receivable - trade..................................               -          389            -          389
    Inventories..................................................               -        2,828            -        2,828
    Prepaid expenses and other current assets....................               -          247            -          247
    Amount due from a fellow subsidiary..........................               -        1,828            -        1,828
    Property, plant & equipment, net of accumulated depreciation.               -       14,814            -       14,814
    Other long-term debt.........................................               -         (324)           -         (324)
    Accounts payable.............................................               -       (1,974)           -       (1,974)
    Account due to QPL group.....................................               -         (374)           -         (374)
    Amount due to immediate holding company......................               -          (60)           -          (60)
    Accrued liabilities..........................................               -       (1,536)           -       (1,536)
                                                                    ------------- ------------ ------------ ------------
                                                                                -       20,000            -       20,000
Goodwill arising on acquisition..................................               -            -            -            -
                                                                    ------------- ------------ ------------ ------------
                                                                                -       20,000            -       20,000
                                                                    ============= ============ ============ ============

Cash paid upon exercise of Option................................               -            -            -            -
Less: Cash and cash equivalents..................................               -       (4,162)           -       (4,162)
         Amount due from a fellow subsidiary.....................               -       (1,828)           -       (1,828)
         Amount due to immediate holding company.................               -           60            -           60
                                                                    ------------- ------------ ------------ ------------
Net cash inflow..................................................               -        5,930            -        5,930
                                                                    ============= ============ ============ ============

-------------------
    On December 29, 2000, we exercised our option to acquire ASAT S.A. The option price amounted to $20.0 million was paid in October 1999.

                              ASAT HOLDINGS LIMITED

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                   (Unaudited)
                                 (In thousands)


1.       PRESENTATION OF INTERIM FINANCIAL STATEMENTS

         The condensed consolidated financial statements have been prepared by the Company in accordance with generally accepted accounting principles. The April 30, 2000 balance sheet date was derived from audited financial statements but does not include all disclosures required by generally accepted accounting principles. The interim financial statements and notes thereto should be read in conjunction with the financial statements and notes included in the annual report of ASAT Holdings Limited (the "Company") on Form 20-F for the fiscal year ended April 30, 2000. The interim financial statements for fiscal 2000 and 2001 were not audited, but in the opinion of management reflect all adjustments necessary for a fair presentation of the results for the interim periods presented.


2.       FOREIGN CURRENCY TRANSLATION

         Effective May 1, 2000, the Company changed its functional currency to the US dollar. The change was necessitated by significant changes in the economic environment in which the Company operates. The Company's business has changed in that a more significant portion of its revenues and sources of its financing are in US dollars. In addition, subsequent to the Company's recapitalization in October 1999, the Company has diminished the interdependencies with its affiliates. The impact of the change on the Company's financial position and operations is not material.


3.       INVENTORIES

         The components of inventories were as follows:

                                                             April         January
                                                           30, 2000       31, 2001
                                                           --------       --------
                                                                         (Unaudited)
         Raw materials...................................   $20,726        $31,593
         Work-in-progress................................     2,576            897
                                                           --------       --------

                                                            $23,302        $32,490
                                                           ========       ========

4.       INITIAL PUBLIC OFFERING

         On July 14, 2000, the Company issued 20,000,000 American depository shares ("ADS") representing 100,000,000 ordinary shares at $12.00 per ADS in the initial public offering of the Company's ADSs on the Nasdaq National Market. Offering proceeds, net of expenses, amounted to approximately $222 million.

                              ASAT HOLDINGS LIMITED

                                   (Unaudited)
                                 (In thousands)


         During the quarter ended July 31, 2000, the Company used a portion of the proceeds to repay early its $40 million senior secured loan and its revolving credit facility outstanding loan of $17 million. As a result of this early repayment, the Company recorded an extraordinary charge of $2.6 million. The charge represented a non-cash item and consisted of the unamortized deferred charges and is net of income tax benefit of $0.2 million.


         On August 23, 2000, the Company used an additional portion of the proceeds to redeem 35% or $53 million of the outstanding aggregate principal amount of the 12.5% senior notes due November 2006. The redemption price was 112.5% of the principal, as provided in the senior notes. As a result of this early redemption, the Company recorded an extraordinary charge of approximately $10.6 million. The charge consists primarily of the redemption premium plus a non-cash charge of approximately $5 million related to the unamortized deferred charges plus fees and net of income tax benefit of approximately $0.9 million.


5.       COMMITMENTS

         As of April 30, 2000 and January 31, 2001, the Company had contracted for capital expenditure on property, plant and equipment of $55,561 and $35,568 respectively.

Item 2     Management's Discussion and Analysis of Financial Condition
           -----------------------------------------------------------
           and Results of Operations for the three months and nine months ended
           --------------------------------------------------------------------
           January 31, 2000 and 2001
           -------------------------

You should read the following discussion and analysis together with our condensed consolidated financial statements and related notes included elsewhere in this document, which contain additional information helpful in evaluating our operating results and financial condition.

Overview

We are one of the world's largest independent providers of semiconductor assembly and testing services. We offer a broad selection of semiconductor packages, including standard and advanced leaded and ball grid array, or BGA, packages. We also are a leading provider of semiconductor testing services, particularly for mixed-signal semiconductors.

We target the communications sector of the semiconductor industry, including data networking, broadband applications, and mobile communications. We have over 123 customers and many of our top customers are among the world's largest and fastest growing semiconductor companies.

We provide assembly and testing services from our Hong Kong facilities. We also provide package design, thermal and electrical simulation services and testing support services from our facilities in Fremont, California and Hong Kong. Our sales offices and representatives are strategically located in the United States, Europe, Hong Kong, South Korea and Singapore.

Industry Demand

Our business is substantially affected by market conditions in the semiconductor industry, which is highly cyclical. The industry experienced strong growth in the first half of calendar year 2000. We benefited from this growth and achieved levels of production, revenue, gross margins and operating margins above our historical levels. We made investments and incurred expenses as part of a major expansion strategy in expectation of continued strong industry, growth and demand. The industry is now experiencing a cyclical downturn. As a result, our customers have cut back production orders, reflecting inventory corrections and lower demand experienced in their end markets. Beginning in mid-December, sales declined sharply as result of a sharp cutback in production orders by our customers, reflecting inventory corrections and lower demand experienced in their end market. As a result, our recent utilization levels are approximately 55% to 60%, down from the 76% to 80% levels experienced in the quarter ended October 31, 2000.

Cyclical industry downturns in the past have often been severe and we don't know how long it will continue. This downturn, combined with our higher levels of expenses and capacity, could have a severe adverse effect on our financial performance and condition.

Recent Developments

We are taking prudent steps to meet the challenge of current market conditions, including reducing costs and capital expenditures. Our cost reduction measures have included a reduction in the workforce. We will continue with our plans to construct an assembly site in China, positioning ASAT to serve that market. On December 29, 2000, we exercised our option to acquire ASAT S.A. in Nancy, France, positioning ASAT to better serve the European and eastern U.S. markets.

In mid-January 2001 we announced a $20.0 million ADS buyback program. Since that time we have repurchased ADSs valued at $1.5 million.

Due to a variety of factors, our quarterly operating results will vary. These factors could include: general economic conditions in the semiconductor industry, the short-term nature of our customers' commitments, capacity utilization, erosion of the selling prices of packages, changes in our product mix, and timing of our receipt of semiconductor chips from our customers. Interim results of operations do not necessarily indicate the results that may be expected for the full year. You should read the following information in conjunction with our consolidated financial statements and the related notes included in this document.


Results of Operations

The following table contains certain items as a percentage of net sales for the periods listed:

                                              Three Months Ended                         Nine Months Ended
                                              ------------------                         -----------------
                                          January 31,          January 31,           January 31,         January 31,
                                              2000                 2001                 2000                 2001
                                       ----------------      ---------------      ---------------     -----------------
                                                         ($ in millions, except margin amounts)
Net Sales........................      83.7      100.0%      84.4     100.0%     228.4     100.0%     291.5     100.0%
Cost of Sales....................      53.2       63.6%      59.4      70.4%     143.2      62.7%     194.4      66.7%
Gross Profit.....................      30.5       36.4%      25.0      29.6%      85.2      37.3%      97.1      33.3%
Selling, general and
administrative...................       4.8        5.7%       9.3      11.0%      18.9       8.3%      26.5       9.1%
Research and development.........       1.2        1.4%       1.5       1.8%       3.5       1.5%       4.4       1.5%
Non recurring changes for
obsolete equipment ..............      12.3       14.7%         -          -      12.3       5.4%         -          -
Total operating expenses.........      18.3       21.8%      10.8      12.8%      34.7      15.2%      30.9      10.6%
Income from operations...........      12.2       14.6%      14.2      16.8%      50.5      22.1%      66.2      22.7%

The following table sets forth our unaudited gross profit, gross margin, EBITDA and EBITDA margin for the periods listed:

                                              Three Months Ended                         Nine Months Ended
                                              ------------------                         -----------------
                                          January 31,          January 31,           January 31,         January 31,
                                              2000                 2001                 2000                 2001
                                       ----------------      ---------------      ---------------     -----------------
                                                         ($ in millions, except margin amounts)
Gross Profit..................              30.5                25.0                  85.2                  97.2
Gross Margin..................              36.4%               29.6%                 37.3%                 33.3%
EBITDA(1).....................              30.9                22.9                  81.5                  89.7
EBITDA Margin(1)..............              36.9%               27.1%                 35.7%                 30.8%

(1) "EBITDA" is income from operations plus depreciation and amortization, non-recurring charges and extraordinary charge and is presented because it is generally accepted as providing useful information regarding a company's ability to service and/or incur debt. EBITDA should not be considered in isolation or as a substitute for operating income, cash flows from operating activities and other income or cash flow statement data prepared in accordance with generally accepted accounting principles or as a measure of our profitability or liquidity. EBITDA, as defined in this footnote, may not be comparable to similarly titled measures used by other companies.

EBITDA decreased in dollar terms in the three-month period ended January 31, 2001, compared with January 31, 2000. This decrease is primarily due to increased cost of sales and a different mix of business experienced during the period.

Market indicators for the last quarter of our fiscal 2001 lead management to anticipate that the outlook will be weak.

Three Months Ended January 31, 2000 Compared to Three Months Ended January 31, 2001

Net Sales

The following table contains a breakdown of net sales by product category for the periods listed (U.S. dollars in millions and as a percentage of net sales):

                                             Three Months Ended                          Nine Months Ended
                                             ------------------                          -----------------
                                          January 31,          January 31,           January 31,         January 31,
                                              2000                 2001                 2000                 2001
                                       ----------------      ---------------      ---------------     -----------------
                                                            ($ in millions; % of net sales)
Leaded:
         Standard................     26.9      32.1%       16.0      19.0%       76.4      33.5%       63.0      21.6%
         Advanced................     18.0      21.5%       24.3      28.8%       55.6      24.3%       75.7      25.9%
BGA:
         Standard................      4.6       5.5%        1.2       1.4%       15.6       6.8%        6.9       2.4%
         Advanced................     26.6      31.8%       38.7      45.8%       59.6      26.1%      129.3      44.4%
Testing & others.................      7.6       9.1%        4.2       5.0%       21.2       9.3%       16.6       5.7%
Total............................     83.7     100.0%       84.4       100%      228.4     100.0%      291.5     100.0%

Net sales slightly increased 0.8% to $84.4 million in the three months ended January 31, 2001 from $83.7 million for the three months ended January 31, 2000. This slight increase was mainly due to volume growth in assembly sales of advanced BGA and advanced leaded packages. Revenue from advanced packages accounted for 53.3% of sales in the three months ended January 31, 2000 and grew to 74.6% of sales in the three months ended January 31, 2001. The revenue growth reflected a continuation of growth of our core business in advance packaging to the communication sectors.

Gross Profit

Gross profit decreased 18.0% to $25.0 million in the three months ended January 31, 2001 from $30.5 million in the three months ended January 31, 2000. Gross margin was 29.6% in the three months ended January 31, 2001 compared to 36.4% in the three months ended January 31, 2000. Gross margin decreased primarily due to a decrease in testing revenue as a percentage of net sales in the January 2001 quarter and due to special consignment business experienced for the three months ended January 2000.

Selling, General and Administrative

Selling, general and administrative expenses increased 93.8% to $9.3 million in the three months ended January 31, 2000 from $4.8 million in the three months ended January 31, 2000. As a percentage of net sales, selling, general and administrative expenses increased from 5.7% to 11.0%. The increase is attributed primarily to (1) the addition of sales and marketing personnel to help grow the business, and (2) fees for external consulting on business improvement.

Research and Development

Research and development increased 25.0% to $1.5 million for the three months ended January 31, 2001 from $1.2 million for the three months ended January 31, 2000. These costs increased as a percentage of net sales from 1.4% to 1.8%. A significant portion of these expenditures, including additional staff costs and outside consulting services, was focused on developing additional advanced semiconductor packaging technologies which have introduced to the market in recent quarters.

Interest Expense

Interest expense decreased from $6.6 million during the three months ended January 31, 2000 to $3.6 million during the same period in 2001, a $3.0 million decrease. Interest in the period ended January 31, 2001 was related to our senior unsecured notes of which 35% were early redeemed in August 2000. Interest in the quarter ended January 2000 was attributed to our senior unsecured notes and to term debt and a revolving credit facility, both of which were extinguished subsequent to our IPO.

Recapitalization Cost

Recapitalization costs represent primarily professional fees in conjunction with disposition of 50% of ASAT shares previously held by QPL to various private equity funds including Chase Capital Partners, Olympus Capital Holdings Asia, and Orchid Asia Holdings.

Other Income and Expense

Other income and expense, combined, increased from $0.3 million net income in the three months ended January 31, 2000 to $1.8 million net income in the three months ended January 31, 2001. This increase was due to increased interest income arising from investment of cash generated from operations net of investment spending and debt repayment, plus unspent IPO proceeds to date.

Income Taxes

Income tax expense increased by $0.3 million to $1.6 million in the three months ended January 31, 2001 from $1.3 million in the three months ended January 31, 2000 mainly due to an increase in pre-tax income. The effective tax rate was 13.0% in the three months ended January 31, 2001 and 22.6% (excluding the non-deductible recapitalization costs) in the three months ended January 31, 2000. The decrease in effective tax rate was due to change of view on the deductibility of certain interest expenses.


Nine Months Ended January 31, 2000 Compared to Nine Months Ended January 31,
2001

Net Sales

The following table contains a breakdown of net sales by product category for the periods listed (U.S. dollars in millions and as a percentage of net sales):

                                                                      Nine Months Ended
                                                                      -----------------
                                                          January 31,                   January 31,
                                                              2000                          2001
                                                       -----------------             -----------------
                                                               ($ in millions; % of net sales)
Assembly Leaded:
         Standard........................                 76.4           33.5%            63.0         21.6%
         Advanced........................                 55.6           24.3%            75.7         25.9%
Assembly BGA:
         Standard........................                 15.6            6.8%             6.9          2.4%
         Advanced........................                 59.6           26.1%           129.3         44.4%
Testing  .................................                21.2            9.3%            16.6          5.7%
         Total............................               228.4            100%           291.5          100%

Net sales increased 27.6% to $291.5 million in the nine months ended January 31, 2001 from $228.4 million in the nine months ended January 31, 2000. This increase was mainly due to volume growth in assembly sales of BGA and advanced leaded packages. Revenue from advanced packages accounted for 70.3% of sales in the nine months ended January 31, 2001, compared with 50.4% of sales in the nine months ended January 31, 2000. The sales growth reflected a continuation of growth of our core business in advance packaging to the communication sectors.

Gross Profit

Gross profit increased 14.0% to $97.1 million in the nine months ended January 31, 2001, compared with $85.2 million in the nine months ended January 31, 2000. Gross margin was 33.3% in the nine months ended January 31, 2001, compared to 37.3% in the nine months ended January 31, 2000. Gross margin decreased primarily due to (1) a non-recurring consignment revenue contract experienced in 1999, and (2) a decrease in testing revenue as a percentage of net sales. However, higher sales volumes in the nine months ended January 31, 2001 enabled us to increase our manufacturing efficiency and reduce fixed manufacturing costs per unit of product.

Selling, General and Administrative

Selling, general and administrative expenses increased 40.2% to $26.5 million in the nine months ended January 31, 2001 from $18.9 million in the nine months ended January 31, 2000. The increase resulted primarily from (1) additions to sales and marketing personnel to help grow the business, and (2) consultancy fees for external consultants on business improvement. The increase in administration costs were offset to some extent by the elimination of the management fee paid historically to QPL in the nine months ended January 31, 2000. As a percentage of net sales, selling, general and administrative expenses increased slightly from 8.3% to 9.1% for the nine months ended January 31, 2001.

Research and Development

Research and development increased 25.7% to $4.4 million in the nine months ended January 31, 2001 from $3.5 million in the nine months ended January 31, 2000. These costs however, as a percentage of net sales were maintained at 1.5%. A significant portion of these expenditures was for staffing and consulting services which developed new packages introduced to the market in recent quarters.

Interest Expense

Interest expense increased from $12.5 million during the nine months ended January 31, 2000 to $14.6 million during the same period in 2001, a $2.1 million increase. Interest in the quarter ended January 2000 was attributed to our senior unsecured notes and to term debt and a revolving credit facility, both of which were extinguished subsequent to our IPO.

Recapitalization Costs

Recapitalization costs represent primarily professional fees in conjunction with disposition of 50% of ASAT shares previously held by QPL to various private equity funds including Chase Capital Partners, Olympus Capital Holdings Asia, and Orchid Asia Holdings.

Other Income and Expense

Other income and expense, combined, increased from $0.2 million net expenses in the nine months ended

January 31, 2000 to $5.0 million net income in the nine months ended January 31, 2001. This increase was due to increased interest income arising primarily from investment of net cash flow generated from the business plus unspent proceeds arising from our IPO.

Income Taxes

Income tax expense increased by $3.0 million to $9.8 million in the nine months ended January 31, 2001 from $6.8 million in the nine months ended January 31, 2000 mainly due to an increase in pre-tax income. The effective tax rate was 17.4% in the nine months ended January 31, 2001, and was 17.8% (excluding the non-deductible recapitalization costs) in the nine months ended January 31, 2000.

Extraordinary Charge

During the nine months ended January 31, 2001, we used a portion of the proceeds from our initial public offering of ADSs to repay early our $40.0 million senior secured loan, the outstanding balance on our revolving credit facility of $17.0 million and 35% of our senior unsecured notes. As a result of the early repayment of these obligations, we recorded an extraordinary charge of $13.1 million representing a non-cash charge consisting of the unamortized deferred costs related to obtaining the refinancing and is net of an income tax benefit of $1.1 million.

Liquidity and Capital Resources

In fiscal years 1998, 1999 and 2000 and the nine months ended January 31, 2001, our capital expenditures totalled approximately $44.0 million, $27.5 million, $56.0 million and $94.0 million, respectively. These expenditures were incurred primarily to develop our BGA and other advanced packaging capabilities and expand our testing capabilities.

We financed these expenditures through net operating cash flow, debt from outside financial institutions, including capital leases and advances from QPL. Net cash generated by operating activities was $47.2 million, $62.3 million, $81.7 million and $57.0 million in fiscal years 1998, 1999 and 2000 and the nine months ended January 31, 2001. Our net operating cash flow was also used to support QPL during the financial difficulties it incurred during the fiscal years 1998, 1999 and the period in fiscal 2000 until our recapitalization. Since our recapitalization, we have discontinued our financial support of QPL.

Prior to our recapitalization in October 1999, we used a varying combination of short-term and long-term, secured and unsecured bank borrowings to finance our activities. We also made increasing use of capital leases to finance part of our capital expenditures programs during those years. As part of our recapitalization in fiscal year 2000, we refinanced our outstanding debt by issuing $155.0 million aggregate principal amount of 12.5% senior notes due in 2006 and obtaining a five year $40.0 million secured term loan facility and a $25.0 million revolving credit facility.

We expect our future capital requirements to consist primarily of purchases of production machinery and equipment to expand capacity. We currently intend to incur an aggregate of approximately $100 and $60 million of expenditures during fiscal years 2001 and 2002, respectively. We expect to focus these expenditures primarily on acquiring assembly and test equipment. A portion will also be used for conversion of available space in our building for assembly use and expansion of our testing operations using our recently acquired facility in Hong Kong. We intend to finance our planned expansion of capacity during fiscal years 2001 and 2002 with the net proceeds from our initial public offering and cash generated from operations. We used part of the net proceeds from the initial public offering to repay our $40.0 million term loan facility and the $17.0 million revolving credit facility in the three months ended July 31, 2000. We also used the net proceeds from the offering to redeem 35% of the aggregate principal amount of the outstanding notes at a price of 112.5% of the principal amount in August 2000. Upon repayment of the term loan facility, our revolving credit facility was terminated.

We may obtain a new unsecured credit facility for working capital purposes in fiscal 2002. We did not incur any expenditure in connection with our undeveloped property in the People's Republic of China during fiscal year 2000 and the nine months ended January 31, 2001. We intend to use approximately $20.0 million in fiscal 2002 to open an additional assembly facility on the property over the next 9-12 months to accommodate high volume production items.

We believe that, based on current market conditions and our current business plan, our existing cash balances and cash flow from operations will be sufficient to meet our projected capital expenditures, working capital and other cash requirements for the fiscal years 2001 and 2002.


Market Sensitivity

We have market risk primarily in connection with the pricing of our packaging products and services and the purchase of raw materials. Both pricing and cost of raw materials are significantly influenced by semiconductor market conditions. Historically, during cyclical industry downturns, we have been able to offset pricing declines for our products through a combination of improved product mix and success in obtaining price reductions in raw material costs.

We generally have not been significantly affected by foreign exchange fluctuations because (1) substantially all of our revenues are in U.S. dollars and (2) the largest share of our non-U.S. dollar costs historically has been denominated in Hong Kong dollars which have been pegged to the U.S. dollar at a relatively constant exchange rate since 1983.

Inflation

We do not believe that inflation has had a material effect on our business, financial condition or results of operations. If our costs were to become subject to significant inflationary pressures, we may not able to fully offset such higher costs through price increases. Our inability or failure to do so could adversely affect our business, financial conditions and results of operations.

Forward Looking Statements Disclaimer

This document contains forward-looking statements and information that involve risks, uncertainties and assumptions. Forward-looking statements are all statements that concern plans, objectives, goals, strategies, future events or performance and underlying assumptions and other statements that are other than statements of historical fact, including those that are identified by the use of words such as "anticipates," "believes," "estimates," "expects," "intends," "plans," "predicts," "anticipates," "projects" and similar expressions. Risks and uncertainties that could affect us include technology changes, overall semiconductor industry conditions, timing of customers' orders and our capacity at the time to meet such orders, adverse developments affecting major customers, fluctuations in market prices for our products, variations in product mix, timing of expenditures in anticipation of future sales, increased inflation and interest rates on our debt and effects of our substantial level of debt, including the cash required to service our debt and the possible difficulties in obtaining additional financing. Should one or more of such risks and uncertainties materialize, or should any underlying assumption prove incorrect, actual outcomes may vary materially from those indicated in the applicable forward looking statements. Any forward-looking statement or information contained in this document speaks only as of the date the statement was made. We are not required to update any such statement or information to either reflect events or circumstances that occur after the date the statement or information is made or to account for unanticipated events.

                                     Part II


Item 1   Legal Proceedings
         -----------------

We are not a party to any material litigation.

                                    Signature


                  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  ASAT Holdings Limited



                              By: /s/ Stan Baumgartner
                                  ------------------------
                                  Name:   Stan Baumgartner
                                  Title:  Chief Financial Officer

Date: March 15, 2001